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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
                              (AMENDMENT NO. 1)(1)

                            HARVARD BIOSCIENCE, INC.
--------------------------------------------------------------------------------
                                (Name of issuer)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
--------------------------------------------------------------------------------
                         (Title of class of securities)


                                   416906 10 5
--------------------------------------------------------------------------------
                                 (CUSIP number)


                                DECEMBER 12, 2000
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)




Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         / /  Rule 13d-1(b)

         / /  Rule 13d-1(c)

         /X/  RULE 13d-1(d)

                       (Continued on the following pages)


--------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                  SCHEDULE 13G

------------------------------------------                              ----------------------------------------------
CUSIP NO.     416906  10  5
----------------------------------------------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSONS                 CHANCEY GRAZIANO
          S.S. OR I.R.S IDENTIFICATION NOS. OF ABOVE PERSONS

                   S.S.N.  ###-##-####
----------------------------------------------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                 (a)  / /
                                                                                                            (b)  / /
----------------------------------------------------------------------------------------------------------------------
   3      SEC USE ONLY
----------------------------------------------------------------------------------------------------------------------
   4      CITIZENSHIP OR PLACE OF ORGANIZATION

                   THE COMMONWEALTH OF MASSACHUSETTS, U.S.A.
----------------------------------------------------------------------------------------------------------------------
                           5    SOLE VOTING POWER

                                         3,798,881 (1)
                          --------------------------------------------------------------------------------------------
      NUMBER OF            6    SHARED VOTING POWER
       SHARES
     BENEFICIALLY                        NONE
    OWNED BY EACH         --------------------------------------------------------------------------------------------
      REPORTING            7    SOLE DISPOSITIVE POWER
       PERSON
        WITH                             3,798,881 (1)
                          --------------------------------------------------------------------------------------------
                           8    SHARED DISPOSITIVE POWER

                                         NONE
----------------------------------------------------------------------------------------------------------------------
   9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   3,798,881 SHARES OF COMMON STOCK (1)
----------------------------------------------------------------------------------------------------------------------
   10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*                                  [ ]

----------------------------------------------------------------------------------------------------------------------
   11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                   14.8% (1)(2)
----------------------------------------------------------------------------------------------------------------------
   12     TYPE OF REPORTING PERSON*

                   IN
----------------------------------------------------------------------------------------------------------------------


(1) This form has been amended to reflect the fact that Mr. Graziano is not a trustee, as was originally reported, nor a beneficiary of two trusts established for the benefit of Mr. Graziano's children. These two trusts hold an aggregate of 1,291,004 shares of Common Stock, par value $.01 per share. Accordingly, the number of shares of Common Stock, par value $.01 per share, beneficially owned by Mr. Graziano, as reported on lines 5,7,9, and 11 on this page does not include these 1,291,004 shares.

(2)      As of December 31, 2000.

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                            STATEMENT ON SCHEDULE 13G

ITEM 1.

        (a)      Name of Issuer.

                 HARVARD BIOSCIENCE, INC.

        (b)      Address of Issuer's Principal Executive Offices

                 84 OCTOBER HILL ROAD
                 HOLLISTON, MASSACHUSETTS 01746

ITEM 2.

        (a)      Name of Person Filing

                 CHANCEY GRAZIANO

        (b)      Address of Principal Business Office or, if none, Residence

                 84 OCTOBER HILL ROAD
                 HOLLISTON, MASSACHUSETTS 01746

        (c)      Citizenship

                 THE COMMONWEALTH OF MASSACHUSETTS, U.S.A.

        (d)      Title of Class of Securities

                 COMMON STOCK, PAR VALUE $.01 PER SHARE

        (e)      CUSIP Number

                 416906 10 5

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SECTIONS 240.13D-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

         NOT APPLICABLE

         (a)[ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

         (b)[ ]   Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

         (c)[ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

         (d)[ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

         (e)[ ] An investment adviser in accordance with section 240.13d-1(b)(1)(ii)(E);

         (f)[ ]   An employee benefit plan or endowment fund in accordance with section 240.13d-1(b)(1)(ii)(F);

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                            STATEMENT ON SCHEDULE 13G


         (g)[ ]   A parent holding company or control person in accordance with section 240.13d-1(b)(1)(ii)(G);

         (h)[ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

         (i)[ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

         (j)[ ]   Group, in accordance with section 240.13d-1(b)(1)(ii)(J).

ITEM 4.  OWNERSHIP

         (a)      Amount beneficially owned: 3,798,881 (1)

         (b)      Percent of class: 14.8% (1)(2)

         (c)      Number of shares as to which the person has:

                  (i)    Sole power to vote or to direct the vote: 3,798,881 (1)

                  (ii)   Shared power to vote to direct the vote: NONE

                  (iii)  Sole power to dispose or to direct the disposition of:
                         3,798,881 (1)

                  (iv) Shared power to dispose or to direct the disposition of : NONE

(1) THIS FORM HAS BEEN AMENDED TO REFLECT THE FACT THAT MR. GRAZIANO IS NOT A TRUSTEE, AS WAS ORIGINALLY REPORTED, NOR A BENEFICIARY OF THE TRUSTS ESTABLISHED FOR THE BENEFIT OF MR. GRAZIANO'S CHILDREN. THESE TWO TRUSTS HOLD AN AGGREGATE OF 1,291,004 SHARES OF COMMON STOCK, PAR VALUE $.01 PER SHARE. ACCORDINGLY, THE NUMBER OF SHARES OF COMMON STOCK, PAR VALUE $.01 PER SHARE, BENEFICIALLY OWNED BY MR. GRAZIANO, AS REPORTED IN ITEM 4 DOES NOT INCLUDE THESE 1,291,004 SHARES.

(2)      AS OF DECEMBER 31, 2000.

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

         NOT APPLICABLE

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

         NOT APPLICABLE

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ITEM 7.  IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE
         SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

         NOT APPLICABLE

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

         NOT APPLICABLE

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ITEM 9.  NOTICE OF DISSOLUTION OF GROUP

         NOT APPLICABLE


                                  Page 6 of 7
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ITEM 10. CERTIFICATION

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                    November 23, 2001
                                              ----------------------------------
                                                          Date

                                                   /s/ Chancey Graziano
                                              ----------------------------------
                                                       Signature

                                                      Chancey Graziano
                                              ----------------------------------
                                                        Name/Title


                                  Page 7 of 7